                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              Pierce Leahy Corp.
      ------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  720722 10 7
                       ---------------------------------
                                (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No.                           13G                        Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    J. Peter Pierce


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
                    0

        6  SHARED VOTING POWER
                    9,319,614

        7  SOLE DISPOSITIVE POWER
                    926,715

        8  SHARED DISPOSITIVE POWER
                    435,290

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,319,614

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               56.7%

12 TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

                                 SCHEDULE 13G


ITEM 1.

1(A).  NAME OF ISSUER:  Pierce Leahy Corp.

1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

ITEM 2.

2(A).  NAME OF PERSON FILING:  J. Peter Pierce

2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

2(C).  CITIZENSHIP:  U.S.

2(D).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

2(E).  CUSIP NUMBER:  720722 10 7

ITEM 3.

          Not Applicable.

ITEM 4.   OWNERSHIP

          As of December 31, 1997, J. Peter Pierce beneficially owned (as calculated in accordance with Rule 13d-3) 9,319,614 of Common Stock, representing 56.7% of the Common Stock then outstanding. All 9,319,614 shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust"). Leo W. Pierce, Sr. and J. Peter Pierce are the Trustees of the Voting Trust and, as such, each have shared power to vote the shares held in the Voting Trust. In the event that the two Trustees disagree as to how to vote the shares held subject to the Voting Trust, one-half of the shares subject to the Voting Trust will be voted at the direction of each Trustee.

          The beneficial owners of interests in the Voting Trust have the right to dispose of the shares to which they have beneficial interests. Mr. Pierce has a direct beneficial interest in the 746,668 shares of Common Stock held in the Voting Trust and, as such, has sole dispositive power with respect to such shares. He also has a beneficial interest in 180,047

                               Page 3 of 5 pages
shares of Common Stock as custodian for the benefit of his child. Accordingly, Mr. Pierce has sole power to dispose of an aggregate of 926,715 shares of Common Stock he beneficially owns directly or as custodian for his child. In addition, Mr. Pierce beneficially owns 435,290 shares of Common Stock as co-trustee of a trust. As co-trustee of this trust, Mr. Pierce has shared dispositive power with regards to such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Except with respect to the 926,715 shares of Common Stock held in the Voting Trust with respect to which Mr. Pierce has a direct beneficial interest, all of the other shares of Common Stock held in the Voting Trust are beneficially owned by other members of the Pierce family or trusts for the benefit of members of the Pierce family. As such, the various beneficial owners of interests in the Voting Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. Of the shares held in the Voting Trust, the following individuals have the right to receive or direct the receipt of dividends from or the proceeds from the sale of the number of securities indicated: Leo W. Pierce, Sr. -- 408,813 shares; Leo W. Pierce, Jr. -- 1,391,594 shares; Michael
J. Pierce -- 1,193,076 shares; Mary E. Pierce -- 1,396,953 shares; Barbara P. Quinn -- 1,570,942 shares; and Constance P. Buckley -- 1,216,304 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable

                               Page 4 of 5 pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 13, 1998
                                                 -------------------------------
                                                          Date

                                                   /s/ J. Peter Pierce
                                                 -------------------------------
                                                         Signature


                                                       J. Peter Pierce
                                                 -------------------------------
                                                          Name/Title

                               Page 5 of 5 pages